UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HOLLEY INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43538H 103

(CUSIP Number)

Vincent E. Taurassi

General Counsel

Sentinel Capital Partners

3300 Madison Avenue, 27th Floor

New York, NY 10017

(212) 688-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 43538H 103

1	NAME OF REPORTING PERSON David S. Lobel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.35% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of July 16, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2021.

SCHEDULE 13D

CUSIP No. 43538H 103

1	NAME OF REPORTING PERSON Holley Parent Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.35% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of July 16, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2021.

SCHEDULE 13D

CUSIP No. 43538H 103

1	NAME OF REPORTING PERSON Sentinel Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.35% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of July 16, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2021.

SCHEDULE 13D

CUSIP No. 43538H 103

1	NAME OF REPORTING PERSON Sentinel Managing Company V, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.35% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of July 16, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2021.

SCHEDULE 13D

CUSIP No. 43538H 103

1	NAME OF REPORTING PERSON Sentinel Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.35% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of July 16, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2021.

SCHEDULE 13D

CUSIP No. 43538H 103

1	NAME OF REPORTING PERSON Sentinel Capital Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.35% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of July 16, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2021.

SCHEDULE 13D

CUSIP No. 43538H 103

1	NAME OF REPORTING PERSON Sentinel Capital Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.35% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of July 16, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2021.

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Holley Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1801 Russellville Road, Bowling Green, KY.

Item 2. Identity and Background

(a) - (c) This Statement is being filed on behalf of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (i) David S. Lobel, an individual, (ii) Holley Parent Holdings, LLC, a Delaware limited liability company (the “Holley Stockholder”), (iii) Sentinel Partners V, L.P., a Delaware limited partnership (“SP V”), (iv) Sentinel Managing Company V, Inc., a Delaware corporation (“SMC”), (v) Sentinel Capital Partners V, L.P., a Delaware limited partnership (“SCP V”), (vi) Sentinel Capital Partners V-A, L.P., a Delaware limited partnership (“SCP V-A”), and (vii) Sentinel Capital Investors V, L.P., a Delaware limited partnership (“SCI V”). The principal business address of the Reporting Persons is 3300 Madison Avenue, 27th Floor, New York, NY 10017.

Holley Parent is governed by an amended and restated limited liability company agreement (the “Holley Parent LLCA”) among SCP V, SCP V-A, SCI V (together, the “Sentinel Investors”). The Sentinel Investors are controlled by SP V, their general partner, which is controlled by SMC, its general partner, which is controlled by David S. Lobel, its president and sole shareholder.

The principal business of Holley Stockholder is to hold shares of the Issuer. The principal business of each of the Sentinel Investors is making private equity, venture capital and related investments. The principal business of SP V is acting as the general partner of the Sentinel Investors. The principal business of SMC is acting as the general partner of SP V. The principal business of David S. Lobel is managing the investments of SP V.

Set forth on Schedule I hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Holley Stockholder’s directors and executive officers. None of the Sentinel Investors and SP V have any officers or directors and are each controlled by their general partners. The name, business address and principal occupation or employment and citizenship of Mr. Lobel is set forth on Schedule I.

(d) - (e) During the last five years, neither the Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

As reported in a previously-filed Current Report on Form 8-K on July 21, 2021, the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and among Empower Ltd., a Cayman Islands exempted company (prior to the Closing Date, “Empower” and after the Closing Date, “Holley”),

Empower Merger Sub I Inc., a Delaware corporation and a direct wholly owned subsidiary of Empower (“Merger Sub I”), Empower Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Empower (“Merger Sub II”), and Holley Intermediate Holdings, Inc., a Delaware corporation (“Holley Intermediate”). In connection with the Closing, the registrant changed its name from Empower Ltd. to Holley Inc. (the “Transaction”) was completed on July 16, 2021 (the “Closing Date” and the completion of the Transaction, the “Closing”).

In connection with the Transaction, the Reporting Persons received 67,673,884 shares (subject to adjustment) of Common Stock, (at a deemed value of $10.00 per share).

Pursuant to the Merger Agreement, at the Closing, all outstanding shares of Holley Intermediate common stock held by the Reporting Persons as of immediately prior to the Closing were cancelled and the Reporting Persons received $264,717,627.49 in cash and 67,673,884 shares of Common Stock (at a deemed value of $10.00 per share).

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Statement are incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes. Under the terms of the Merger Agreement and the Stockholders’ Agreement (as defined below), so long as the Reporting Persons beneficially own, in the aggregate, a number of shares of Common Stock equal to or greater than 43,491,429 shares, 26,634,286 shares, and 9,777,143 shares (36.9%, 22.6% and 8.3% of the number of shares of Common Stock issued and outstanding at the Closing) respectively, the Reporting Persons have the right to nominate three, two or one director(s), respectively. The Reporting Persons review and intend to continue to review their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. The Reporting Persons may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Statement is incorporated by reference in its entirety into this Item 5.

(a) - (b) As of the date hereof, the Reporting Persons each beneficially own 67,673,884 shares of Common Stock, representing approximately 57.35% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 117,993,139 shares of Common Stock issued and outstanding as of July 16, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2021.

(c) Except as reported herein, neither the Reporting Person nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 6.

Amended and Restated Registration Rights Agreement

Concurrent with the Closing, Empower Sponsor Holdings, LLC, a Delaware limited liability company (“Sponsor”), Issuer and Holley Stockholder, and together with Sponsor and Holley Stockholder, the “RRA Holders”), entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Common Stock and other equity securities of Issuer that are held by the RRA Holders from time to time. Under the A&R Registration Rights Agreement, the Holley Stockholder and Sponsor are entitled within any twelve-month period to make four written shelf takedown requests that Issuer register the resale of any or all of their Common Stock on Form S-3 (or Form S-1 if Issuer is ineligible to use Form S-3), so long as such demand is for at least $30,000,000 in shares of Common Stock of all stockholders participating in such shelf takedown, or all registrable securities held by the requesting party. Subject to certain customary exceptions, if Issuer proposes to file a registration statement under the Securities Act with respect to its securities, Issuer will give notice to the relevant security holders party to the A&R Registration Rights Agreement as to the proposed filing and offer such security holders an opportunity to register the resale of such number of their Common Stock as requested by such stockholders, subject to customary cutbacks in an underwritten offering. Any other stockholders of Issuer with piggyback registration rights may also participate in any such registrations, subject to customary cutbacks in an underwritten offering.

The foregoing description of the A&R Registration Rights Agreement is not complete and is qualified in its entirety by reference to the complete text of the A&R Registration Rights Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Stockholders’ Agreement

Concurrent with the Closing, Sponsor, the Holley Stockholder, certain affiliates of Sponsor (the “Sponsor Investors”), Issuer and certain affiliates of the Holley Stockholder (the “Sentinel Investors”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), pursuant to which the Holley Stockholder and the Sponsor have the right to designate nominees for election to Holley’s board of directors subject to certain beneficial ownership requirements. The number of nominees that Holley Stockholder, on the one hand, and the Sponsor, on the other hand, are entitled to nominate under the Stockholders’ Agreement is dependent on the Sentinel Investors’ and the Sponsor Investors’, respectively, beneficial ownership of shares of Common Stock. For so long as the Sentinel Investors beneficially own, in the aggregate, a number of shares of Common Stock equal to or greater than 43,491,429 shares, 26,634,286 shares, and 9,777,143 shares (36.9%, 22.6% and 8.3% of the number of shares of Common Stock issued and outstanding at the Closing) respectively, the Holley Stockholder has the right to nominate three, two or one director(s), respectively. In addition, the Holley Stockholder, on the one hand, and the Sponsor, on the other hand, have the right to designate the replacement for any of their respective designees whose board service has terminated prior to the end of such director nominee’s term. The Holley Stockholder, on the one hand, and the Sponsor, on the other hand, also have the right to have their respective designees participate on committees of the board of directors, subject to compliance with applicable law and stock exchange listing rules.

The foregoing description of the Stockholders’ Agreement is not complete and is qualified in its entirety by reference to the complete text of the Stockholders’ Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit 1	Amended and Restated Registration Rights Agreement, dated as of July 16, 2021, by and among Empower Sponsor Holdings LLC, Holley Parent Holdings LLC and Holley Inc. (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on July 21, 2021).

Exhibit 2	Stockholders’ Agreement, dated as of July 16, 2021, by and among Holley Inc., Empower Sponsor Holdings LLC, MidOcean Partners V, L.P., MidOcean Partners V Executive, L.P., Holley Parent Holdings, LLC, Sentinel Capital Partners V, L.P., Sentinel Capital Partners V-A, L.P., and Sentinel Capital Investors V, L.P. (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on July 21, 2021).

Exhibit 3	Power of Attorney, dated July 26, 2021, by the reporting Persons.

Exhibit 4	Joint Filing Agreement, dated July 26, 2021, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 26, 2021	HOLLEY PARENT HOLDINGS, LLC
By: /s/ Vincent Taurassi
Name: Vincent Taurassi
Title: Attorney-in-Fact

SENTINEL PARTNERS V, L.P.
By: Sentinel Managing Company V, Inc.
its general partner
By: /s/ Vincent Taurassi
Name: Vincent Taurassi
Title: Attorney-in-Fact

SENTINEL MANAGING COMPANY V, INC.
By: /s/ Vincent Taurassi
Name: Vincent Taurassi
Title: Attorney-in-Fact

SENTINEL CAPITAL PARTNERS V, L.P.
By: Sentinel Partners V, L.P.
its general partner
By: Sentinel Managing Company V, Inc.
its general partner
By: /s/ Vincent Taurassi
Name: Vincent Taurassi
Title: Attorney-in-Fact

SENTINEL CAPITAL PARTNERS V-A, L.P.
By: Sentinel Partners V, L.P. its general partner
By: Sentinel Managing Company V, Inc. its general partner
By: /s/ Vincent Taurassi
Name: Vincent Taurassi
Title: Attorney-in-Fact

SENTINEL CAPITAL INVESTORS V, L.P.
By: Sentinel Partners V, L.P. its general partner
By: Sentinel Managing Company V, Inc. its general partner
By: /s/ Vincent Taurassi
Name: Vincent Taurassi
Title: Attorney-in-Fact

Schedule I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of the Reporting Persons

Executive Officers and Directors of the Reporting Persons

The business address of each director and executive officer is c/o 3300 Madison Avenue, 27th Floor, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

James D. Coady	Partner, Sentinel Capital Partners
Director and President of Holley Parent Holdings, LLC

Owen Basham	Principal, Sentinel Capital Partners
Director and Vice President and Secretary of Holley Parent Holdings, LLC

Louis Brotherton	Vice President, Sentinel Capital Partners
Director and Assistant Secretary of Holley Parent Holdings, LLC

Vincent Taurassi	General Counsel, Sentinel Capital Partners
Vice President of Holley Parent Holdings, LLC

David S. Lobel	Founder and Managing Partner, Sentinel Capital Partners
President and Sole Shareholder of Sentinel Managing Company V, Inc.